 

03012130

SEC.......... AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/02___ AND ENDING___12/31/02___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DISALLE SECURITIES & MORTGAGE COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1909 RIVER ROAD

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

MAUMEE   OHIO   43537

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DANIEL DISALLE   (419)893-0751

                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM VAUGHAN COMPANY

(Name – if individual, state last, first, middle name)

145 CHESTERFIELD LANE   MAUMEE   OH   43537

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 05 2003 WASH. D.C. 165 PROCESSING SECTION

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MR. DANIEL DISALLE__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__DISALLE SECURITIES & MORTGAGE COMPANY__ , as
of __DECEMBER 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

_____
Title

_____

RACHAEL RAYBURN
Notary Public, State of Ohio
Commission Expires 8-13-05

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISALLE SECURITIES AND MORTGAGE CO.

AUDITED FINANCIAL STATEMENTS

December 31, 2002

CONTENTS

Certified Public Accountants

Business Consultants

145 Chesterfield Lane

Maumee, Ohio 43537-3836

419-891-1040

Fax 419-891-1065

www.wvco.com



William L. Vaughan, CPA

Gregory J. Arndt, CPA, CFE

Dennis H. Snell, CPA

William J. Horst, CPA, CMA

David J. Baymiller, CPA

Jack C. Hagmeyer, CPA

Blake N. Radcliffe, CPA, ABV

INDEPENDENT AUDITORS' REPORT

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

We have audited the accompanying statements of financial condition of DiSalle Securities and Mortgage Co. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiSalle Securities and Mortgage Co. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Vaughan Company

February 18, 2003

Members: Private Companies Practice Section of the American Institute of Certified Public Accountants and Ohio Society of Certified Public Accountants

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Current assets		
Cash	$ 5,650	$ 2,638
Commissions receivable	70,000	105,000
Dividends receivable	8,558	7,461
Total current assets	84,208	115,099
Property and equipment		
Computer equipment	933	933
Less accumulated depreciation	280	93
Net property and equipment	653	840
Other assets		
Marketable securities, at market value (Notes 1 and 5)	1,947,321	1,989,350
Non-marketable securities, at cost (Note 1)	0	46,100
Ohio workers' compensation deposit	12	12
Total other assets	1,947,333	2,035,462
Total assets	$ 2,032,194	$ 2,151,401

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities		
Accounts payable	$ 740	$ 0
Commissions payable	38,773	61,717
Non-interest bearing obligation due to affiliated company (Note 2)	114,595	81,229
Total liabilities	154,108	142,946
Contingency (Note 5)		
Stockholder's equity		
Common stock, 500 shares authorized, stated value $2 per share, 250 shares issued and outstanding	500	500
Amount paid in excess of stated value	27,686	27,686
Retained earnings	1,849,900	1,980,269
Total stockholder's equity	1,878,086	2,008,455
Total liabilities and stockholder's equity	$ 2,032,194	$ 2,151,401

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue		
Commissions earned on private placement of direct participation programs (Note 2)	$ 119,000	$ 234,000
Unrealized gain (loss) on marketable securities (Note 1)	(119,105)	52,786
Interest and dividend income	32,086	26,955
Total revenue	31,981	313,741
Selling, general and administrative expenses		
Commissions	70,623	138,852
Management fees (Note 2)	20,762	20,462
Other operating expenses (Notes 2 and 4)	27,665	25,861
Total selling, general and administrative expenses	119,050	185,175
Net income (loss)	$ (87,069)	$ 128,566

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock		Amount Paid In Excess Of Stated Value	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2000	250	$ 500	$ 27,686	$ 1,884,694	$ 1,912,880
Net income for the year ended December 31, 2001				128,566	128,566
Distributions to stockholder				(32,991)	(32,991)
Balances, December 31, 2001	250	500	27,686	1,980,269	2,008,455
Net income for the year ended December 31, 2002				(87,069)	(87,069)
Distributions to stockholder				(43,300)	(43,300)
Balances, December 31, 2002	250	$ 500	$ 27,686	$ 1,849,900	$ 1,878,086

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ (87,069)	$ 128,566
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	119,105	(52,786)
Depreciation	187	93
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	35,000	(105,000)
Dividends receivable	(1,098)	(1,702)
Increase (decrease) in:		
Accounts payable	740	0
Commissions payable	(22,944)	61,717
Net cash provided by operating activities	43,921	30,888
Cash flow from investing activities		
Purchases of property and equipment	0	(933)
Purchases of marketable securities - dividends re-invested	(30,975)	(24,988)
Net cash used in investing activities	(30,975)	(25,921)
Cash flows from financing activities		
Borrowings from affiliated company	33,366	33,392
Repayment of obligation due to affiliated company	0	(6,000)
Distributions to stockholder	(43,300)	(32,991)
Net cash used in financing activities	(9,934)	(5,599)
Net increase (decrease) in cash	3,012	(632)
Cash at beginning of year	2,638	3,270
Cash at end of year	$ 5,650	$ 2,638

The accompanying notes are an integral part of these financial statements.

Note 1 -   **Significant accounting policies**
            Nature of business
            The Company is a broker-dealer registered with the Securities and Exchange
            Commission (SEC) and is a member of the National Association of Securities Dealers
            (NASD), engaged in the sale of limited partnership interests through direct participation
            programs. The Company had one new sale and one ongoing sale during the year with a
            concentration in Northwest Ohio.

            Securities
            In accordance with industry accounting practices, marketable securities are carried at
            market value and any unrealized gain or loss is recognized currently in income.
            Marketable securities, which consist of common stock of one Company, have a cost of
            $157,210 and $126,235 at December 31, 2002 and 2001, respectively.

            The Company purchased non-marketable securities consisting of non-trading stock and
            warrants to purchase more shares of the non-trading stock during 2000. These securities
            were carried at a total cost of $46,100 at the end of 2001, which approximated market
            value. The cost of the shares purchased was $26,000 and the cost of the warrants
            purchased was $20,100. During the year ended December 31, 2002, the stock began
            trading on the over-the-counter bulletin board. The market value of the stock at
            December 31, 2002 was less than the original cost of the stock. Accordingly, an
            unrealized loss of $6,000 was recognized in 2002 for the stock held. For the warrants to
            purchase additional shares of stock, their fair value was approximated taking into
            consideration the trading value of the stock at December 31, 2002. After considering the
            cost of the warrants, and the exercise price in relation to the trading amount at December
            31, 2002, the warrants were considered to be worthless, and were written down to a fair
            value of zero.

            Revenue recognition
            Commissions are recognized as income when earned according to Private Offering
            Contracts, rather than when received.

            Income taxes
            The Company has filed an election to be treated as an S-corporation under the applicable
            sections of the Internal Revenue Code. Under this election, all federal and state income
            taxes related to the Company's operations are included in the personal income tax returns
            of the stockholder.

            Estimates
            The preparation of the financial statements in conformity with generally accepted
            accounting principles requires management to make estimates and assumptions that affect
            the reported amounts of assets and liabilities and disclosure of contingent assets and
            liabilities at the date of the financial statements and the reported amounts of revenues and
            expenses during the reporting period. Actual results could differ from those estimates.

            Cash and cash equivalents
            The Company considers all short-term investments with an original maturity of three
            months or less to be cash equivalents.

Note 1 -   Significant accounting policies - Continued
              Property and equipment
              Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system over statutory lives.

Note 2 -   **Related party transactions**
              During the years ended December 31, 2002 and 2001, the Company sold limited partnership interests in partnerships in which the Company's controlling stockholder and business manager held a direct equity position. Gross commissions earned from these sales amounted to $119,000 and $234,000 for 2002 and 2001, respectively.

              The Company was advanced funds from a company related through common ownership and control. At December 31, 2002 and 2001, such advances amounted to $114,595 and $81,229, respectively.

              For the years ended December 31, 2002 and 2001, the Company was charged management fees of $20,762 and $20,462, respectively, by a related party, as well as rent expense of $10,800 for both years.

Note 3 -   **Net capital requirements**
              The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 and 2001, the Company's net capital was in excess of the required capital.

Note 4 -   **Other operating expenses**
              The Company expenses advertising costs as incurred. Advertising costs which were $1,000 and $ 313 for the years ended December 31, 2002 and 2001, respectively, are included in the total amount of other operating expenses.

Note 5 -   **Contingency**
              The Company is subject to built-in gains tax on its unrealized appreciation of marketable securities as of the date of conversion to an S-corporation, October 1, 1998. The built-in gains tax is imposed if the assets are disposed of within the 10 year period following the conversion date. At December 31, 2002 and 2001, the maximum estimated built-in gains tax liability on unrealized appreciation of marketable securities is approximately $381,000 calculated at a 35% built-in gains tax rate. Management intends to hold the investment in marketable securities throughout the 10 year period therefore, no built-in gains tax is expected to be imposed. Accordingly, no deferred tax liability has been reflected in the financial statements at December 31, 2002 or 2001.

SUPPLEMENTAL INFORMATION

DISALLE SECURITIES AND MORTGAGE CO.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
Net capital		
Total ownership equity from statement of financial condition	$ 1,878,086	$ 2,008,455
Deduct nonallowable assets	12	46,112
Net capital before haircuts on security positions	1,878,074	1,962,343
Haircuts on securities		
Trading and investment securities	292,098	298,403
Undue concentration	290,598	296,903
Net capital	$ 1,295,378	$ 1,367,037
Aggregate indebtedness		
Total liabilities from statement of financial condition	$ 154,108	$ 142,946
Computation of net capital requirement		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 1,290,378	$ 1,362,037
Excess net capital at 1000%	$ 1,279,967	$ 1,352,742
Percentage of aggregate indebtedness to net capital	11.90%	10.46%
Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's Part II-A FOCUS Report	$ 1,280,725	$ 1,366,196
Increase in total ownership equity due to auditors' year end adjustments	20,653	841
Increase in haircuts (net)	(6,000)	0
Net capital per above	$ 1,295,378	$ 1,367,037

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENT REGARDING EXEMPTION FROM
REQUIREMENTS OF SEC RULE 15c3-3
December 31, 2002 and 2001

DiSalle Securities and Mortgage Co. is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting nor holding funds or securities for, nor owing money or securities to customers.

Certified Public Accountants

Business Consultants

145 Chesterfield Lane

Maumee, Ohio 43537-3836

419-891-1040

Fax 419-891-1065

www.wvco.com



William L. Vaughan, CPA

Gregory J. Arndt, CPA, CFE

Dennis H. Snell, CPA

William J. Horst, CPA, CMA

David J. Baymiller, CPA

Jack C. Hagmeyer, CPA

Blake N. Radcliffe, CPA, ABV

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of DiSalle Securities and Mortgage Co. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members: Private Companies Practice Section of the American Institute of Certified Public Accountants and Ohio Society of Certified Public Accountants

Board of Directors
DiSalle Securities and Mortgage Co.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Vaughan Company

February 18, 2003